FOR IMMEDIATE RELEASE



    ZENITH ISSUES STOCK TO PROFIT-SHARING RETIREMENT PLAN


GLENVIEW, Ill., Jan. 31, 1994 -- Zenith Electronics Corporation

has issued about 1 million shares of common stock with a market value of approximately $8 million to Zenith's employee profit-

sharing retirement plans, the company announced today.

  The stock contribution fulfills the 1993 profit-sharing

obligations to eligible salaried employees and fulfills a large portion of the 1993 profit-sharing obligations for hourly groups.

  The number of shares issued was based on the average

closing price of Zenith's stock on the New York Stock Exchange for the 20 trading days prior to issuance.

  The stock was issued to the First National Bank of

Chicago, trustee of the Zenith Profit-Sharing Retirement Plans.

With the 1993 stock contribution, the plans now hold about 9 per-

cent of Zenith's outstanding shares.


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MEDIA CONTACT:  John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713